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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Cardtronics Inc.

(Name of Issuer)

Common Stock Par Value $.0001

(Title of Class of Securities)

14161H 10 8

(CUSIP Number)

12/31/07

(Date of Event Which Requires Filing of this Statement)

This schedule is being filed pursuant to Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14161H 10 8	13G	Page 2

1

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

TA IX L.P.                                                                     04-3520503

TA Atlantic and Pacific V L.P.                                    20-1881619

TA/Atlantic and Pacific IV L.P.                                   04-3465628

TA Strategic Partners Fund A L.P.                               01-0682418

TA Strategic Partners Fund B L.P.                               01-0682422

TA Investors II L.P.                                                       20-1144811

2	CHECK THE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4

CITIZENSHIP OR PLACE OF ORGANIZATION

TA IX L.P.                                                                    Delaware

TA Atlantic and Pacific V L.P.                                    Delaware

TA/Atlantic and Pacific IV L.P.                                  Delaware

TA Strategic Partners Fund A L.P.                              Delaware

TA Strategic Partners Fund B L.P.                              Delaware

TA Investors II L.P.                                                      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5    SOLE VOTING POWER

       TA IX L.P.                                               7,583,447

       TA Atlantic and Pacific V L.P.              3,033,370

       TA/Atlantic and Pacific IV L.P.            1,307,663

       TA Strategic Partners Fund A L.P.           155,268

       TA Strategic Partners Fund B L.P.             27,875

       TA Investors II L.P.                                  151,663

6 SHARED VOTING POWER N/A

  7    SOLE DISPOSITIVE POWER

       TA IX L.P.                                               7,583,447

       TA Atlantic and Pacific V L.P.               3,033,370

       TA/Atlantic and Pacific IV L.P.             1,307,663

       TA Strategic Partners Fund A L.P.            155,268

       TA Strategic Partners Fund B L.P.              27,875

       TA Investors II L.P.                                   151,663

8 SHARED DISPOSITIVE POWER N/A

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

TA IX L.P.                                                                        7,583,447

TA Atlantic and Pacific V L.P.                                         3,033,370

TA/Atlantic and Pacific IV L.P.                                      1,307,663

TA Strategic Partners Fund A L.P.                                     155,268

TA Strategic Partners Fund B L.P.                                       27,875

TA Investors II L.P.                                                             151,663

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

TA IX L.P.                                                                           19.66%

TA Atlantic and Pacific V L.P.                                             7.87%

TA/Atlantic and Pacific IV L.P.                                           3.39%

TA Strategic Partners Fund A L.P.                                      0.40%

TA Strategic Partners Fund B L.P.                                      0.07%

TA Investors II L.P.                                                              0.39%

12	TYPE OF REPORTING PERSON Six Limited Partnerships

SEE INSTRUCTION BEFORE FILLING OUT!

Attachment to Form 13G	Page 3

Item 1	(a)	Name of Issuer:

Cardtronics Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

3110 Hayes Road, Suite 300 Houston, TX 77082

Item 2	(a)	Name of Person Filing:

TA IX L.P. TA Atlantic and Pacific V L.P. TA/Atlantic and Pacific IV L.P. TA Strategic Partners Fund A L.P. TA Strategic Partners Fund B L.P. TA Investors II L.P.

Item 2	(b)	Address of Principal Business Office:

c/o TA Associates John Hancock Tower 200 Clarendon Street, 56th Floor Boston, MA 02116

Item 2	(c)	Citizenship:

Not Applicable

Item 2	(d)	Title and Class of Securities:

Common

Item 2	(e)	CUSIP Number:

14161H 10 8

Item 3	If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

Not Applicable

Item 4	Ownership

Item 4	(a)	Amount Beneficially Owned:	Common Stock

		TA IX L.P.	7,583,447
		TA Atlantic and Pacific V L.P.	3,033,370
		TA/Atlantic and Pacific IV L.P.	1,307,663
		TA Strategic Partners Fund A L.P.	155,268
		TA Strategic Partners Fund B L.P.	27,875
		TA Investors II L.P.	151,663

Item 4	(b)	Percent of Class	Percentage

		TA IX L.P.	19.66%
		TA Atlantic and Pacific V L.P.	7.87%
		TA/Atlantic and Pacific IV L.P.	3.39%
		TA Strategic Partners Fund A L.P.	0.40%
		TA Strategic Partners Fund B L.P.	0.07%
		TA Investors II L.P.	0.39%

Item 4	(c)	Number of shares as to which such person has:

		(i) sole power to vote or direct the vote:	Common Stock

		TA IX L.P.	7,583,447
		TA Atlantic and Pacific V L.P.	3,033,370
		TA/Atlantic and Pacific IV L.P.	1,307,663
		TA Strategic Partners Fund A L.P.	155,268
		TA Strategic Partners Fund B L.P.	27,875
		TA Investors II L.P.	151,663

		(ii) shared power to vote or direct the vote:

		N/A

		(iii) sole power to dispose or direct the disposition:	Common Stock

		TA IX L.P.	7,583,447
		TA Atlantic and Pacific V L.P.	3,033,370
		TA/Atlantic and Pacific IV L.P.	1,307,663
		TA Strategic Partners Fund A L.P.	155,268
		TA Strategic Partners Fund B L.P.	27,875
		TA Investors II L.P.	151,663

		(iv) shared power to dispose or direct the disposition	N/A

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the subsidiary that acquired the Security being reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

This schedule 13G is filed pursuant to Rule 13d-1 (d). For the agreement of the TA group members to a joint filing, see below.

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Agreement for Joint Filing

TA IX L.P., TA Atlantic and Pacific V L.P., TA/Atlantic and Pacific IV L.P., TA Strategic Partners Fund A L.P., TA Strategic Partners Fund B L.P., and TA Investors II L.P., hereby agree that TA Associates shall file with the Securities and Exchange Commission a joint schedule 13G on behalf of the above-named parties concerning their beneficial ownership of Cardtronics Inc.

Dated: February 14, 2008

TA IX L.P.
By:	TA Associates IX LLC., its General Partner
By:	TA Associates, Inc., its Manager

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Atlantic and Pacific V L.P.
By:	TA Associates AP V L.P., its General Partner
By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA/Atlantic and Pacific IV L.P.
By:	TA Associates AP IV L.P., its General Partner
By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund A L.P.
By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Strategic Partners Fund B L.P.
By:	TA Associates SPF L.P., its General Partner
By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer

TA Investors II L.P.
By:	TA Associates, Inc., its General Partner

By:	/s/ Thomas P. Alber
Thomas P. Alber, Chief Financial Officer